TERYL RESOURCES CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

INFORMATION CIRCULAR
(As at September 27, 2004 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of TERYL RESOURCES CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Monday, November 15, 2004 at 10:00 a.m. (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M6J 2Y1, Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

2

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where the shareholder has specified no choice, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on September 27, 2004 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each. 34,027,688 common shares are currently issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on September 27, 2004 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,875,483 (1)	17.27%

(1)

Of the 5,875,483 common shares owned by Susanne Robertson, 766,600 common shares are held directly and the balance of 5,108,883 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

As of September 27, 2004, the directors and senior officers as a group owned beneficially directly and indirectly, 8,195,297 common shares of the Company, representing 23.98% of the presently issued and outstanding common shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

In this section “Named Executive Officer” means each CEO, each CFO and each of the three most highly compensated executive officers, other than each CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 (a “NEO”).

Executive compensation is required to be disclosed for each NEO. The following table sets out all compensation paid to the NEO as well as the compensation paid for services in all capacities to the Company and its subsidiaries for each of the three most recently completed financial years ending April 30, 2004, 2003 and 2002 in respect of each of the individuals who were the NEO. The Company does not have a pension plan.

The aggregate cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended May 31, 2004, and any compensation other than bonuses earned during the fiscal year ended May 31, 2003 the payment of which was deferred) paid to such NEOs by the Company and its subsidiaries for services rendered during the fiscal year ended May 31, 2004 was $53,875 ($63,300 in 2003). Included in this amount is $17,500.00 paid as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. John Robertson is President and a director of SMR Investments Ltd. Other than as herein set forth, the Company did not pay any additional compensation to its NEOs (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options(2) / SARS(3) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (4) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2004 2003 2002	$12,000(1) Nil Nil	Nil Nil Nil	$17,500.00 (5) $30,000.00 (5) $30,000.00 (5)	990,000 / Nil 990,000 / Nil Nil / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jennifer Lorette, Vice President	2004 2003 2002	$24,375(6) $33,000(6) $3,568(6)	Nil Nil Nil	Nil Nil Nil	100,000 / Nil 100,000 / Nil 100,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Yale Hirsch, Vice President	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 / Nil 200,000 / Nil 200,000 / Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	John Robertson received $12,000 in Director’s Fees.

(2)

Number of stock options granted to the above during the 2004 fiscal year were nil. During fiscal 2003, Mr. Robertson held 990,000 options exercisable at $0.10. Jennifer Lorette, a Vice President, held 100,000 options exercisable @ $0.15 per share, Jennifer Lorette has not exercised any options to record date. Yale Hirsch, a Vice President, was granted 200,000 options exercisable at $0.15 during fiscal 2002. Yale Hirsch exercised all his options during fiscal 2004.

(3)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(4)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(5)	Management fees paid to SMR Investments Ltd., a company for which John Robertson acts as a director.

(6)	Jennifer Lorette, a Vice President, received consulting fees or wages either directly or through her proprietorship, Lorette Enterprises.

Incentive Plans

(a)           Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)           Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Company or any of its subsidiaries made during the financial year ended May 31, 2004, to each of the Named Executive Officers and the directors of the Company. Options include all stock options, share purchase warrants and rights granted by the Company or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR’s). There were no options granted to Named Executive Officers of the Company during the year ended May 31, 2004.

Option/SAR Grants

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	50,000	nil% (2)	$0.63(2)	$0.63	March 5, 2009

(1)	During the fiscal year ended May 31, 2004 500,000 stock options were granted. 450,000 were granted to consultants and 50,000 were granted to a director.

Management proposes to seek shareholder approval of the stock option plan in accordance with the policies of the TSX Venture Exchange.

Retirement and Pension Plans

The Company has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Company or from a change in a Named Executive Officer’s responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Company does not have a Compensation Committee. The Board of Directors of the Company makes all decisions involving compensation issues.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, bases their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company paid cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered as follows:

During fiscal 2004, John Robertson, President and Director received $12,000 directors fees; Jennifer Lorette, Vice President and Director, received $24,375 administration consulting fees/wages; and Monique van Oord, Director, received $20,874 secretarial and consulting fees/wages.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

Securities Authorized For Issuance Under Equity Compensation Plans

The Company does not have any equity compensation plans.

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays up to $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd. During the last fiscal year of the Company, the sum of $17,500 was paid as a management fee to SMR Investments Ltd.

There are no other management contracts in existence at this time which the Company is a party.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no director or senior officer nor any proposed nominee for election as a director of Teryl, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Morgan and Company, of #1488 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements of the Company for the fiscal years ended May 31, 2004 have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members appoint Morgan and Company, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual meeting at remuneration to be fixed by the directors of the Company.

Morgan and Company replaced June Fitzmartyn, Chartered Accountant, as auditor of the Company who resigned as auditor on her own initiative due to changes in Canadian Public Accountability Board. The Board of Directors and Audit Committee of the Company have approved Morgan and Company as the new auditor. The Notice of Change of Auditor is attached to this Information Circular as required by MI 51-102.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of Morgan and Company, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Management of the Company proposes that the number of directors for the Company remains at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
John George Robertson * Richmond, B.C. President and Director of the Company since 1986; President of Reg Technologies since 1984; of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, Chairman of the Board and President of Linux Gold Corp., of REGI U.S., Inc., of IAS Communications, Inc., of Information-Highway.com, Inc. since 1995.	President, Secretary, Chief Financial Officer and Director	1985	1,750,564 common shares (directly) 395,450 common shares (indirectly)	6.31%
Jennifer Lorette Richmond, B.C. Director and Vice President of the Company since 2001; Vice President of Administration and Secretary of Reg Technologies Inc. since 1994 and a director and Secretary of the Reg Technologies Inc. since 2001; Director, Vice President and Secretary of Linux Gold Corp., Inc., Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Vice President and Director	2001	112,800 common shares	0.33%
Susanne Robertson * Richmond, B.C. Businesswoman; Director of the Company, Director of SMR Investments Ltd., Director of Linux	Director	1990	766,600 common shares (directly) 5,108,883	17.27%

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
Gold Corp.; and Director of Reg Technologies Inc.			common shares (indirectly)
Monique Van Oord* North Vancouver, BC Director of the Company since October, 2002. Administrator for several public companies from 2002 to date; Counsellor with Magdeline Society between 2001 and 2002; Accounts Manager with Information Highway between 1999 and 2001; attendance at training institute specializing in Business and Computers between 1998 and 1999.	Director	2002	25,000	0.07%

(*)	Audit Committee
(2)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Approval of Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), the directors of the Company adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), and received shareholder approval of same on January 22, 2003. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually, and the Shareholders will be asked to approve the Plan.

The Board of Directors recommends a vote FOR the annual approval of the Plan.

Disinterested Shareholder Approval

In addition to the annual general approval described above, the Exchange requires companies to obtain approval of a majority of their disinterested shareholders for “share compensation plans” which, together with all of a company’s previously established or proposed stock option grants, could result at any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. The Company’s disinterested Shareholders may not vote votes attaching to securities beneficially owned by interested parties in respect of resolutions requiring approval. To management’s knowledge, as of September 27, 2004, a total of 8,159,297 shares of the Company are held by insiders of the Company to whom options may be granted under the Plan which shares will not be eligible to be voted for the purposes of providing the annual approval of the Plan.

Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit, ratify, adopt, confirm and approve the adoption of the Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders.

The Board of Directors recommends a vote FOR the annual approval of the Plan by Disinterested Shareholders.

Transition Under Business Corporations Act (British Columbia)

Amendment of Notice of Articles

On March 29, 2004, the new British Columbia Business Corporations Act (the "BCA") came into force in British Columbia and replaced the former Company Act (“Former Act”), which is the statute that previously governed Teryl. Under the BCA, Teryl has two years within which to transition ("Transition") itself under the new statute. In accordance with the BCA, Teryl cannot amend its Articles or Notice of Articles until the Transition to the BCA is completed. The Board of Directors (the "Board") of Teryl approved the Transition of Teryl under the BCA on September 10, 2004. Teryl filed a transition application with the Registrar of Companies British Columbia and completed the Transition on September 13, 2004.

The Company is a “pre-existing company” under the BCA (that is, a company in existence at the time the BCA came into force).

Concurrent with the completion of the Transition, Teryl was required in accordance with the BCA to incorporate certain provisions known as the "Pre-Existing Company Provisions" (the "Pre-Existing Company Provisions") into its Notice of Articles, which replaced the existing Memorandum. The Pre-Existing Company Provisions provide Teryl with certain default provisions in case certain provisions which are required to be included in the Articles under the BCA are not included in Teryl’s Articles.

The Company, by approval of the Board of Directors, will take steps to bring its charter documents into conformity with the BCA and to that end will file its Notice of Articles with the Registrar of Companies (British Columbia). The Notice of Articles will contain basic information relating to the Company, including its name, the particulars of the directors and the authorized capital. This is required as a mandatory transition to the BCA.

Teryl intends to delete and replace its Articles in their entirety, as set out in this Management Proxy Circular. The New Articles, will among other things, incorporate and amend certain of the information required by the Pre-Existing Company Provisions. In accordance with the BCA, Teryl cannot alter its Articles in relation to any matter that is included in the Pre-Existing Company Provisions until Teryl has removed the application of the Pre-Existing Company Provisions by special resolution of the shareholders of Teryl.

Accordingly, the shareholders of Teryl will be asked at the Meeting to pass a special resolution in the form set out in paragraph 2 of Exhibit "B" attached hereto.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of Teryl, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting.

A copy of the current Notice of Articles of Teryl and the proposed Notice of Articles of Teryl will be available at the Meeting. Shareholders may obtain a copy of these documents in advance of the Meeting upon request to Teryl, 1103-11871 Horseshoe Way, Richmond, BC, V7A 5H5, to the attention President. Teryl’s fax number is (604) 278-3409.

Deletion of Pre-Existing Company Provisions

The regulations under the BCA effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every Company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution at least three-quarters of the votes cast by shareholders present in person or by proxy at the Meeting. This is the majority that was required under the Former Act. The BCA allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the Meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will henceforth require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

Accordingly, shareholders shall be asked to approve the special resolutions, which are set out in Schedule “A”.

This amendment to the Notice of Articles shall take effect immediately on the date and time of the Notice of Alteration of the Notice of the Notice of Articles is filed with the Registrar of Companies (British Columbia).

Management of Teryl recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Adoption of New Articles

The Board has determined that it is in the best interests of Teryl to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The language used in the Existing Articles of Teryl is no longer appropriate and there are a number of references to provisions in the former Company Act (the “Former Act”) which no longer exists. The New Articles also incorporate many key provisions of the BCA that should reinforce the importance of certain sections of the BCA including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the BCA. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the BCA. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the BCA. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that Teryl cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, Teryl may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of Teryl (both present and future). However, under the BCA, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that Teryl also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of Teryl to allow for such a guarantee to permit Teryl the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of Teryl and its shareholders.

Directors Authority to Set Auditor’s Remuneration

Under the BCA, Teryl is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of Teryl. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of Teryl have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the BCA, Teryl is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of Teryl was 25%. Under the BCA Teryl is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that Teryl be permitted to pay or offer the commission or discount as permitted in the BCA. Management of Teryl believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of Teryl, Teryl is provided greater flexibility in possible future transactions.

The following are changes to the provisions contained in the BCA which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, Teryl was required to have least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of Teryl. These were requirements under the Former Act. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions Teryl is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, Teryl was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the BCA, Teryl is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including Teryl, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of Teryl he or she holds. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of Teryl he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as Teryl, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of Teryl are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the BCA.

Indemnity Provision

Under the Former Act, Teryl could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for Teryl to indemnify directors, subject to the requirements of the Former Act. Under the BCA, Teryl is now permitted to indemnify a past or present director or officer of Teryl without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of Teryl. However, under the BCA, Teryl will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of Teryl;
(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
(c)	the proceeding is brought against the party by Teryl or an associated corporation.

As a result, the New Articles propose to allow Teryl to indemnify directors, officers, employees and agents, subject to the limits imposed under the BCA. Management believes that it is in the best interests of Teryl to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the BCA.

Authorized Share Capital

Under the Former Act, Teryl was required to set a maximum number for its authorized share capital and such number was required to be contained in its memorandum. Under the BCA there are no maximum number restrictions and, due to the elimination of the memorandum under the BCA, such authorized share capital must be contained in a company’s Notice of Articles.

Holding of Annual Meetings

Under the Former Act, annual meetings were required to be held within 13 months of the last annual meeting. The BCA allows for annual meetings to be held once in each calendar year and not more than 15 months after the last annual meeting and accordingly, Teryl’s New Articles reflect this provision.

Alterations to Constating Documents

In accordance with the BCA, the New Articles update the type of alterations that can be made to Teryl's constating documents, and disclose the type of resolution that is required to make such amendments.

Accordingly, the shareholders of Teryl will be asked at the Meeting to pass the following special resolution substantially in the form set out in paragraph 1 of Schedule "A" attached hereto.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of Teryl, who being entitled to do so, vote in person or by proxy in respect to that resolution at the Meeting. The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company’s records office.

A full copy of the New Articles will be available at the Meeting. Shareholders may obtain a copy of the New Articles in advance of the Meeting upon request to Teryl at 1103-11871 Horseshoe Way, Richmond, BC, to the attention President. Teryl’s fax number is (604) 278-3409.

Management of Teryl recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

APPROVAL AND CERTIFICATION

The Board of Directors has approved the contents and the sending of this Circular and recommends that shareholders vote in favour of all proposed resolutions. Where information contained in this Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Richmond, British Columbia this 27th day of September, 2004

By Order of the Board of
TERYL RESOURCES CORP.

“John G. Robertson”
JOHN ROBERTSON,
President

EXHIBIT “A”

NOTICE OF CHANGE OF AUDITOR

[Letterhead of Morgan & Company, Chartered Accountants]
[PO Box 10007 Pacific Centre, 1488-700 West Georgia Street
Vancouver, BC V7Y 1A1]

September 27, 2004

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	4th Floor, 300-5th Avenue SW
9th Floor, 701 West Georgia Street	Calgary, AB T2P 3C4
Vancouver, BC V7Y 1L2

Dear Sirs:

Re:       TERYL RESOURCES CORP. (the “Company”)

We have been informed by the Company of its intention to appoint Morgan & Company (the “Successor Auditor”) as the auditor of the Company effective upon the resignation of June Fitzmartyn (the “Former Auditor”). The Company has provided us with the disclosures required by National Instrument 51-102, Part 4.11 entitled “Change of Auditor”. We have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in the form attached hereto as Schedule “A” and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 51-102, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of the date of resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours truly,

“Jack Christiansen”

Jack Christiansen, C.A.
for Morgan & Company

JKC:mm

SCHEDULE “A”

TERYL RESOURCES CORP. (the “Company”)

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102,
PART 4.11 ENTITLED “CHANGE OF AUDITOR”

June Fitzmartyn, (the “Former Auditor”), of #300 –1770 West 7th Avenue, Vancouver, B.C. V6J 4Y6, resigned as the Company’s auditor effective October 20, 2003, (the “Resignation”). The Former Auditor resigned due to new requirements from the Canadian Public Accountability Board.

Pursuant to Subsection 204(4) of the Business Corporations Act (British Columbia, the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Morgan and Company (the “Successor Auditor”), auditor in place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor’s reports in connection with:

(a)	the audits of the two most recently completed fiscal years; and
(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There were no reportable events including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, between the Company and the Former Auditor or the Successor Auditor.

The audit committee and the Board of Directors of the Company approved the resignation and the recommendation to appoint the Successor Auditor.

DATED at Richmond, B.C. as of this 24th day of September, 2004.

TERYL RESOURCES CORP.

Per:

“John Robertson”	“Jennifer Lorette”
Signature	Signature

John Robertson	Jennifer Lorette
Name	Name

President and Director	Director
Title	Title

JUNE FITZMARTYN
Chartered Accountants
300-1770 West 7th Avenue, Vancouver, BC V6J 4Y6

September 27, 2004

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	4th Floor, 300-5th Avenue SW
9th Floor, 701 West Georgia Street	Calgary, AB T2P 3C4
Vancouver, BC V7Y 1L2

Dear Sirs:

Re:      TERYL RESOURCES CORP. (the “Company”)

I have been informed by the Company of its intention to appoint Morgan and Company (the “Successor Auditor”) as the auditor of the Company effective upon my resignation as the “Former Auditor”. The Company has provided me with the disclosures required by National Instrument 51-102, Part 4.11 entitled “Change of Auditor”. I have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in the form attached hereto as Schedule “A” and I am in full agreement with the information contained therein based upon my knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 51-102, I understand that the Notice, together with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission from each of the Former Auditor and the Successor Auditor, was to be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of my firm’s resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

JUNE FITZMARTYN, C.A.

“June Fitzmartyn”

June Fitzmartyn

EXHIBIT “B”

(to the Management Proxy Circular of Teryl Resources Corp. dated September 27, 2004)

1. Amendment of Notice of Articles

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.

the Notice of Articles, once filed, be altered to remove the Pre-existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) and no longer apply to Teryl Resources Corp. (“Teryl”).

2.

the directors of Teryl be authorized to instruct its agents, to be determined at the discretion of management, to file a Notice of Alteration to the Notice of Articles in the form presented to the Meeting reflecting the changes in paragraph 1 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies;

3.

any director or officer of Teryl, signing alone, be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; including making any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment.

4.

the board of directors of Teryl are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of Teryl, and in such case, this special resolution shall be deemed to have been rescinded."

2. Adoption of New Articles

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.

the existing Articles of Teryl Resources Corp. (“Teryl”) be deleted in their entirety, and the form of Articles presented to the meeting of shareholders to be held on November 15, 2004 or any adjournment thereof, be adopted as the Articles of Teryl in substitution for, and to the exclusion of the existing Articles of Teryl;

2.

any director or officer of Teryl, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

3.

the board of directors of Teryl are hereby authorized to abandon the above described amendments without further approval, ratification or confirmation by the shareholders of Teryl, and in such case, this special resolution shall be deemed to have been rescinded."